Transit Pro Tech Inc.

100 N. Barranca, Street, Suite 460

Covina, California 91791

July 29, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Attn:  Marion Graham

Re:	Transit Pro Tech Inc.

Registration Statement on Form 10-12G

Filed July 1, 2024

File No. 000-56650

Ladies and Gentlemen:

Concurrently with this letter Transit Pro Tech Inc. (the “Company”) is filing Amendment No. 1 to the above-referenced Registration Statement on Form 10-12G (“Amendment 1”). To assist the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its review of Amendment 1, the Company is providing the information below in response to the comment letter received from the Staff dated July 19, 2024.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment 1 which is being submitted contemporaneously with the submission of this letter.

Registration Statement on Form 10-12G

Item 1. Business

Sales and Marketing, page 5

1.	We note your disclosure that "[M]uch of our intellectual property, including patents filed in the United States, will be owned by TP Hong Kong" rather than being owned by Transit Pro Delaware. Please revise to provide a more complete discussion regarding the risks associated with your Hong Kong subsidiary owning your intellectual property.

Disclosure has been added under the subheading Sales and Marketing in Item 1 alerting the reader to the risks associated with the ownership of the Company’s intellectual property. Additional disclosure with respect to this issue has also been included in the first Risk Factor under the subheading “Risks Associated with Business Operations in China” and the subsequent Risk Factor now titled “China is a communist country. As such, the Chinese central government and local governments, including the government in Hong Kong, may take actions believed to be beneficial to the common good at the expense of an individual business.”

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 40

2.	We note your references to the irrevocable proxy granted to Mr. Du to vote or otherwise act with respect to all outstanding Class B Common Stock. Given those voting agreements, please add a column to the beneficial ownership table to reflect the aggregate voting power granted to Mr. Du that includes the combined voting power with the irrevocable proxies.

The requested columns have been added.

General

3.	We note your disclosure that you will transfer any dividends to TP Hong Kong in accordance with the laws and regulations of the PRC, and then TP Hong Kong will transfer the dividends to Transit Pro Delaware. Please revise as appropriate to clarify that the risks applicable to PRC companies are also applicable to your Hong Kong subsidiary, specifically as it relates to the transfer of cash and issuance of dividends.

Disclosure has been added on page 12 at the end of the subsection “Foreign Currency Exchange” with respect to the risks associated with exchanging currencies in Hong Kong for the purpose of making payments outside of the PRC and Hong Kong. In addition, language has been added to the Risk Factors now titled “The transfer of funds between Transit Pro Delaware and our subsidiaries in China and Hong Kong is subject to restriction. The transfer of funds by Beyebe to Beyebe AI for purposes of making a loan to us is subject to restriction” and “Under laws and regulations in China and Hong Kong, our subsidiaries in the PRC and Hong Kong are limited in their ability to pay dividends to us, which may impair our ability to pay dividends and to fund our United States segment in the future.”

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

The Company appreciates the comments received from the Staff as a result of its review and understands that it and its management are responsible for the accuracy and adequacy of the disclosures in its filings.

We thank the Staff for its review of this response. Should you have any questions or require any additional information, please do not hesitate to contact our legal counsel, Vincent McGill Ellenoff Grossman & Schole LLP, at vmcgill@egsllp.com or by telephone at (516) 220-6569.

Very truly yours,

Transit Pro Tech Inc.

By:	/s/ Weihong Du
Name:	Weihong Du
Title:	Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP